

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Wai Kee Kan
Chief Executive Officer
Linkers Industries Ltd
Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL
Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

>   **Re: Linkers Industries Ltd**
>   **Registration Statement on Form F-1**
>   **Filed May 28, 2024**
>   **File No. 33-279752**

Dear Wai Kee Kan:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed May 28, 2024

Explanatory Note, page i

1. Please update the disclosure in this section to reflect that this is a new registration statement, and not a post-effective amendment to a registration statement on Form F-1.

General

2. Please file an updated, correct version of Exhibit 1.1. We note that such exhibit does not appear to include R.F. Lafferty. We also note that the information in Schedule A, page 24 of Exhibit 1.1 is inconsistent with the disclosure on page 116 of the Form F-1.

3. We note your disclosure on page Alt-14 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ted Paraskevas